

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 17, 2008

Mr. Benjamin C. Croxton
Chief Executive Officer
World Energy Solutions, Inc.
3900A 31st Street North
St. Petersburg, Florida 33714

> **RE:** **World Energy Solutions, Inc.**
> **Form 10-KSB for the year ended December 31, 2007**
> **Form 10-QSB for the quarter ended March 31, 2008**
> **Form 10-Q for quarter ended June 30, 2008**
> **File No. 0-25097**

Dear Mr. Croxton:

      We have reviewed your letter dated October 8, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A. Controls and Procedures, page 15

1.   We note your proposed revisions in response to prior comment 1. We note that your disclosure controls and procedures were not effective so as to timely identify correct and disclose information required to be included in your SEC reports. Additionally we note that that your internal controls over financial reporting were not effective so as to timely identify, correct and disclose information required to be disclosed in your SEC reports. The language that is currently included after the word "not effective" in your disclosures appears to be superfluous, since the meaning of "disclosure controls and procedures" and "internal controls over financial reporting" are established by Exchange Act Rules 13a-15(e) and 13a-15(f), respectively. Please revise your disclosures accordingly. This comment also applies to your subsequent quarterly reports.

2.   As a related matter, we note your disclosure "this report on disclosure controls and procedures and internal controls and procedures over financial reporting shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934…." Please revise your disclosures to clarify that this disclosure relates only to management's report on internal control over financial reporting. In this regard, please note that the information required by Item 307 of Regulation S-B must be filed, not furnished.

Forms 10-Q for the quarters ended March 31, and June 30, 2008

3.   We note your proposed revisions in response to prior comments 5 and 6. Please revise your disclosure to remove the paragraph regarding Section 18 liability of the Exchange Act, since you did not provide a report on internal controls over financial reporting.

                              ****

        As appropriate, please amend your documents, and respond to these comments within 10 calendar days. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief